March 13, 2014

Via EDGAR

Jan Woo

Attorney - Adviser

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NW

Washington, DC 20549

Re:

CopyTele, Inc.

Registration Statement on Form S-3

Filed February 7, 2014

File No. 333-193826

Dear Ms. Woo:

CopyTele, Inc. (“CopyTele”, the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 6, 2014, regarding our Registration Statement on Form S-3 filed February 7, 2014 (the “Registration Statement”). For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Form S-3 filed February 7, 2014

General

1.

Please provide a detailed legal analysis of your eligibility to register this secondary offering on Form S-3.  We note that your common stock is quoted on the OTCQB of the OTC Markets, the OTCQB is not a national securities exchange, your securities do not appear to be quoted on the automated quotation systems of a national securities association and the aggregate market value of your voting and non-voting common equity held by non-affiliates appears to be less than $75 million.  See General Instructions I.B.1 and I.B.3 of Form S-3, and for guidance, refer to Questions 116.12 and 116.14 of our Securities Act Forms Compliance and Disclosure Interpretations.  Alternatively, file an amended registration statement on Form S-1.

We respectfully advise the Staff that that the Company is eligible to register its secondary offering on Form S-3 pursuant to General Instruction I.B.1 of Form S-3. General Instruction I.B.1 provides that:

“Securities to be offered for cash by or on behalf of a registrant, or outstanding securities to be offered for cash for the account of any person other than the registrant, including securities acquired by standby underwriters in connection with the call or redemption by the registrant of warrants or a class of convertible securities; provided that the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant is $75 million or more.”

For purposes of General Instruction I.B.1, the aggregate market value of a company’s outstanding voting and non-voting common equity is computed by multiplying the number of shares of voting and non-voting common equity held by non-affiliates of the Company by either (i) “the price at which the common equity was last sold” or (ii) “the average of the bid and asked prices of such common equity, in the principal market for such common equity as of a date within 60 days prior to the date of filing.” It is not necessary to calculate the number of shares held by non-affiliates for the same day on which the average of the bid and asked prices of the common equity is determined (See Question 116.06 of the Commission’s Securities Act Forms Compliance and Disclosure Interpretations). Further, the date on which the bid and asked price of the common equity is determined may be any day within 60 days prior to the date of filing (See General Instruction I.B.1, “Instructions”; See also Question 116.06 of the Commission’s Securities Act Forms Compliance and Disclosure Interpretations).

On January 29, 2014 and January 30, 2014, the number of shares of common equity held by non-affiliates was 191,825,531. On January 29, 2014, the closing price of the Company’s common stock was $0.399 and the average of the bid ($0.381) and asked ($0.401) prices of the Company’s common stock at closing was $0.391. On January 30, 2014, the Company’s common stock closed at $0.416 per share.  Accordingly, on January 29, 2013 the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Company for purposes of General Instruction I.B.1 was $75,003,782.62. Therefore the Company is eligible to register its secondary offering on Form S-3

Front Cover Page of the Registration Statement

2.

Footnote 1 to the registration fee table indicates that you are relying on Rule 416 to register an indeterminate number of additional securities that may issued and resold resulting from stock splits, stock dividends, or similar transactions.  Please confirm your understanding that Rule 416 will not be applicable to additional shares that may be issued as a consequence of the full-ratchet pricing protection granted to Adaptive Capital, LLC in your November 11, 2013 private placement.  For additional guidance, please consider Question 213.02 of our Securities Rules Compliance and Disclosure Interpretations.

We hereby confirm that Rule 416 will not be applicable to additional shares that may be issued as a consequence of the full-ratchet pricing protection granted to Adaptive Capital, LLC in our November 11, 2013 private placement.

Outside Front Cover Page of the Prospectus

3.

Disclose the total number of shares that are being concurrently offered by the company and by the selling stockholders of the company, the extent to which the concurrent offerings are of a primary and secondary nature, and the portion of that total offered by means of a separate prospectus.

We respectfully advise that the Company is not offering any securities pursuant to this prospectus. The offering will be made solely by selling stockholders and is a secondary offering. The Company will be amending its Registration Statement (such amended Registration Statement to be filed as Amendment No. 1 to the Registration Statement, hereinafter referred to as “Amendment No. 1”) to clarify that the Company is not offering any securities pursuant to the prospectus.  Additionally, Amendment No. 1 will include a second selling stockholder, Meetrix Communications, Inc., that will be offering 1,000,000 shares of common stock pursuant to the prospectus. Accordingly, the selling stockholders will be offering an aggregate of 28,748,415 shares of common stock pursuant to the prospectus.

4.

We note that your common stock appears to be currently quoted on the OTCQB and not the OTC Bulletin Board.  Please revise your registration statement where appropriate or advise.

We respectfully advise the Staff that we will revise our Registration Statement to accurately reflect that the Company’s common stock is quoted on the OTCQB and not on the OTC Bulletin Board.

Selling Stockholder, page 13

5.

Identify the person or persons who exercise sole or shared voting or investment control over Adaptive Capital, LLC.  See Item 507 of Regulation S-K.  For additional guidance, consider Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

We respectfully advise the Staff that Amendment No. 1 will include the identity of the person or persons who exercise voting or investment control over Adaptive Capital, LLC and over Meetrix Communications, Inc.

Incorporation of Documents by Reference, page 19

6.

Please specifically incorporate by reference your Form 8-K filed November 13, 2013, as well as any additional reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act between the filing and effectiveness of this registration statement.  See Item 12(a)(2) of Form S-3.

We respectfully advise the Staff that Amendment No. 1 will incorporate by reference our Form 8-K filed November 13, 2013. We further confirm with the Staff that we will incorporate by reference any additional reports that are filed pursuant to Section 13(a) or 15(d) of the Exchange Act prior to the effectiveness of the Registration Statement, including the Company’s Form 10-Q for its quarter ended January 31, 2014.

7.

We note that this registration statement is registering the resale of shares of common stock and that your common stock is currently registered under Section 12 of the Exchange Act.  Please incorporate by reference the description of your common stock contained in your Exchange Act registration statement.  See Item 12(a)(3) of Form S-3. For additional guidance, please consider Question 123.07 of our Securities Act Forms Compliance and Disclosure Interpretations.

We respectfully advise the Staff that we will file a Current Report on Form 8-K containing a description of our common stock that is currently registered under Section 12 of the Exchange Act and that we will incorporate by reference this Current Report on Form 8-K to Amendment No. 1.

Form 10-K for Fiscal Year Ended October 31, 2013

Item 1.  Business

CTI’s Patent Portfolios,  page  2

8.

Please disclose the duration of the patents in your patent portfolios.  See Item 101(h)(4)(vii) of Regulation S-K.

We respectfully advise the Staff that we will amend our Form 10-K for the fiscal year ended October 31, 2013 (the “Form 10-K”) to include the expiration dates for those patents that are subject to our patent monetization and patent assertion activities. “Item 1. Business”, subsection “Patent Monetization and Patent Assertion Activities” shall be amended and restated as follows:

“Patent Monetization and Patent Assertion Activities

On January 28, 2013, CTI initiated a patent infringement lawsuit in the United States District Court for the Northern District of California against E Ink Corporation (“E Ink”), asserting U.S. Pat. Nos. 5,964,935; 6,113,810; and 6,194,488; covering CTI’s ePaper® Electrophoretic Display technology, which patents expire in 2017. CTI alleges that E Ink has infringed and continues to infringe such patents in connection with the manufacture, sale, use, and importation of electrophoretic displays.  On January 28, 2013, CTI also filed a separate joint lawsuit against both AU Optronics Corp. (“AUO”) and E Ink, the AUO/E Ink Lawsuit (as defined below). In June of 2013, CTI and AUO agreed to arbitrate CTI’s charges in the AUO/E Ink Lawsuit.  The Court also ordered E Ink to participate in the arbitration, for purposes of discovery. Because issues in the AUO/E Ink arbitration need to be resolved before the patent infringement case can proceed against E Ink, the Court dismissed the patent infringement case, without prejudice, meaning that CTI can re-file the patent infringement lawsuit, if necessary, following the arbitration.

On May 1, 2013, CTI’s wholly owned subsidiary, Secure Web Conference Corporation, initiated a patent infringement lawsuit in the United States District Court for the Eastern District of New York against Microsoft Corporation, with respect to U.S. Patent Nos. 6,856,686 and 6,856,687, covering CTI’s Key Based Web Conferencing Encryption technology, allegedly utilized by Microsoft’s SKYPE and Lync video conferencing services, which patents expire in 2020 and 2021, respectively.  On July 8, 2013, Secure Web Conference Corporation initiated similar lawsuits in the United States District Court for the Eastern District of New York against Citrix Systems and Logitech International.

On August 7, 2013, CTI’s wholly owned subsidiary, J-Channel Industries Corporation, filed 8 separate patent infringement lawsuits in the United States District Court for the Eastern District of Tennessee, against Lowe’s Companies, Clayton Homes, Pella Corporation, Jeld-Wen, Atrium Windows and Doors, Ply Gem Industries, RGF Industries, Tafco Corporation, Kinro Manufacturing, and Elixir Industries, all in connection with U.S. Reissue Patent No. 40,041, covering CTI’s J-Channel Window Frame Construction technology, which patent expired in 2012. The lawsuits cover infringements for periods prior to the expiration of the patents.

On August 20, 2013, CTI’s wholly owned subsidiary, Loyalty Conversion System Corporation, filed 10 separate patent infringement lawsuits in the United States District Court for the Eastern District of Texas, against Alaska Airlines, American Airlines, Delta Airlines, Frontier Airlines, Hawaiian Airlines, JetBlue Airways, Southwest Airlines, Spirit Airlines, United Airlines, and U.S. Airways, all in connection with U.S. Patent Nos. 8,313,023 and 8,511,550, covering CTI’s Loyalty Conversion Systems technology, which patents expire in 2026.

On October 9, 2013, CTI’s wholly owned subsidiary, J-Channel Industries Corporation, filed 19 patent infringement lawsuits in the Federal District Court for the Eastern District of Tennessee, in connection U.S. Reissue Patent No. 40,041, covering CTI’s J-Channel Window Frame Construction technology, which patent expired in 2012. The lawsuits cover infringements for periods prior to the expiration of the patents. Defendants in the lawsuits consist of retailers and window manufacturers, including: Home Depot U.S.A., Inc.; Anderson Corporation; American Builders & Contractors Supply Co., Inc. (ABC Supply); Comfort View Products, LLC; Croft, LLC; Moss Supply Company; Wincore Window Company LLC; Vinylmax, LLC; Simonton Building Products, Inc.; HWD Acquisition, Inc. (Hurd Windows); Magnolia Windows and Doors, LLC; MGM Industries, Inc., MI Windows and Doors LLC; PGT Industries, Inc.; Quaker Window Products Co.; Sun Windows, Inc.; Weather Shield Manufacturing, Inc.; West Window Corporation; Woodgrain Millwork, Inc.; and YKK-AP American Inc.

The Company has engaged in and will continue to engage in patent infringement lawsuits in the ordinary course of its business operations.  All litigation involves a significant degree of uncertainty, and we give no assurances as to the outcome or duration of any lawsuit.”

Risk Factors, page 7

9.

Please include a prominently-positioned risk factor that discusses your past revenue concentrations and highlight that a small number of customers have typically accounted for a large portion of your revenues each period.  We note that one licensee accounted for 90% of revenue during fiscal year 2013 and one licensee accounted for 100% of revenue during fiscal year 2012.  Tell us what consideration you have given to identifying these significant customers.  Lastly, please provide your analysis of whether any of these agreements should be filed as an exhibit under Item 601 of Regulation S-K.

We respectfully advise the Staff that our business model in fiscal year 2012 was completely different from our business model in fiscal year 2013.  Because our business model is new, our revenue results for the fiscal year ended October 31, 2013 were derived from only four licensees.  Although we expect that the number of licensees from which we will derive revenue in any reporting period will likely increase as our business continues to grow, our revenue for any given reporting period may continue be derived from a relatively small number of licensees, which we will note in the risk factor below.

Additionally, we respectfully advise the Staff that we have identified each of our four licensee customers in our Form 10-K (“Item 1. Business”, subsection “Licensing Activity”) and will continue to identify new licensee customers in the future. We believe that, as a small reporting company, it is not necessary to identify any customer as “significant”, because our licenses resulted in one-time, lump sum payments, with no ongoing royalty obligations. Furthermore, we do not believe that we are required to file our license agreements under Item 601 of Regulation S-K. Item 601(b)(10)(ii) provides that if “a contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed.” There are certain exceptions to this rule delineated in Item 601(b)(10)(ii)(A)-(D), however none of these exceptions are applicable to our license agreements. As described in more detail on our Registration Statement, our principal operations include the development, acquisition, licensing, and enforcement of patented technologies that are either owned or controlled by the Company or one of our wholly-owned subsidiaries. The Company has already entered into four such license agreements, and expects to continue to enter into license agreements upon the settlement of additional patent infringement lawsuits. Each of the Company’s license agreements are of the type of agreement such as ordinarily accompanies the kind of business conducted by the Company. Our license agreements (i) do not involve any directors, officers, promoters, voting trustees, security holders named in the Registration Statement or report, or underwriters are parties other than contracts involving only the purchase or sale of current assets having a determinable market price, at such market price, (ii) are not, on an individual basis, contracts that the Company’s ongoing business is substantially dependent upon, (iii) do not call for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15 percent of such fixed assets of the Company on a consolidated basis, and (iv) are not material leases under which a part of the property described in the Registration Statement is held by the Company. For the foregoing reasons, we do not believe that we are required to file our license agreements as exhibits under Item 601 of Regulation S-K.

We therefore will rename and amend the Company’s risk factor entitled “Our revenues are unpredictable, and this may harm our financial condition” to “Our revenues are unpredictable, may come from a small number of licensees, and may harm our financial condition” by adding the following language after the first paragraph of such risk factor:

“In our fiscal year ended October 31, 2013, our revenue was derived from four licenses, and a substantial portion of our revenue was derived from one licensee. It is likely that going forward, a substantial portion of our revenue in each reporting period may come from a small number of licensees, and that one licensee may account for a substantial portion of our revenue. As a result, our revenues may be unpredictable and may vary from period to period.”

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of

Operations, page 20

10.

We note that you generated $214,000 from patent assertion activities relating to the issuance of licenses and that one licensee accounted for 90% of this revenue for the fiscal year ended October 31, 2013.  Please briefly describe the nature of the payments from the party that contributed 90% of your patent assertion revenues.  To provide context concerning the activities that resulted in this portion of your revenue, explain the extent to which this revenue was from recurring or non-recurring licensing fees, exclusive or non-exclusive licenses, litigation settlement payments, sales of technology or other transactions that you concisely summarize.  Additionally, include a brief discussion of the terms of these agreements on page 5 under the Licensing Activities sub-heading.

We respectfully advise the Staff that we will amend our Form 10-K such that the “Licensing” subsection on page 5 shall be amended and restated as follows:

“Licensing Activity

During the fiscal year ended October 31, 2013, the Company has entered into 4 license agreements in connection with 2 of our patented technologies. In October 2013, we entered into a license agreement with Alaska Air Group, Inc. in connection with our Loyalty Conversion Systems technology. In addition, in October 2013 we entered into license agreements with Tafco Corporation, RGF Industries and Elixir Industries, all in connection with our patented J-Channel Window Frame Construction technology. All of the agreements provide for one-time, non-recurring, lump sum payments in exchange for a non-exclusive license, or covenant not to sue. The Alaska Air Group payment covers alleged past and future infringing activity through May of 2026, the expiration date of the Loyalty Conversion Systems patents.  The Tafco, RGF, and Elixir payments cover alleged past infringing activity from February 2008, the date of the re-issued J-Channel Window Frame Construction patent, through February 2012, the date that the J-Channel Window Frame Construction patent expired. All of the aforementioned license agreements were entered into in connection with the settlement of patent infringement lawsuits, which lawsuits have been dismissed.”

We further advise the Staff that we will amend our Form 10-K such that the “Revenue” subsection on page 20 shall be amended and restated as follows:

“Revenue

Revenue decreased by approximately $551,000 in fiscal year 2013, to approximately $389,000, as compared to approximately $940,000 in fiscal year 2012.  Fiscal 2013 revenue of approximately $389,000, which was recognized in the fourth quarter, was attributable to patent assertion activities relating to the issuance of four license agreements.  The license agreements provided for one-time, non-recurring, lump sum payments in exchange for a non-exclusive retroactive and future license, or covenant not to sue.  Accordingly, the earning process was complete and 100% of the revenue was recognized upon execution of the license agreements. The Company received approximately $214,000 of such revenue during the fourth quarter of fiscal 2013 and recorded a receivable of $175,000.

 Revenue from fiscal 2012 was attributable to display technology development and license fees related to the AUO License Agreements. Revenue from the AUO License Agreements was recognized using a proportional performance method over the estimated period that we expected to complete the performance conditions of the agreements.  Revenue recognition of display technology development and license fees has been suspended pending resolution of the AUO/E Ink Lawsuit. See “- Agreements Relating to Previous Business Operations” above in Item 1.

**************

In making this response the Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses.  Should you have any questions concerning the foregoing responses, please contact Matthew Bernstein, Esq. at (212) 370-1300.

Very truly yours,

COPYTELE, INC.

By: /s/Robert A. Berman

Name: Robert A. Berman

Title: President and Chief Executive Officer